Attorneys and Counselors at Law

Daniel H. April

Of Counsel

Patrick J. Dolan

David F. Cunningham

John M. Hickey

C.W.N. Thompson, Jr.

Megan Hadley Koehler *

* Not Admitted in NM

July 30, 2020

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:

Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

The purpose of this letter is to request selective review of post-effective amendment (“PEA”) number 133 to the registrant’s registration statement on Form N-1A, filed on July 30, 2020. This selective review request is made in accordance with the procedures set forth in Investment Company Act Release No. 13768 (February 15, 1984) and IM Guidance Update No. 2016-06. We believe selective review is appropriate because significant portions of the disclosures in the prospectuses and statements of additional information which are components of PEA no. 133 are substantially similar to the disclosures in the hereinafter described prospectuses and statements of additional information which are components of PEA no. 130 to the registrant’s registration statement on Form N-1A, filed on November 29, 2019, and in PEA no. 131 to the registrant’s registration statement on Form N-1A, filed on January 28, 2020. The staff previously reviewed and commented on the registrant’s disclosures in PEA no. 130, and to the extent the registrant made revisions to those disclosures in response to the staff’s comments, those revisions were made in PEA no. 131 and, as relevant, also appear in PEA no. 133.

PEA 133 is comprised of two prospectuses and two statements of additional information. In the following summary we identify portions of the “Thornburg Funds Prospectus” applicable to the registrant’s Class A, C, D, and I shares (the “Retail Prospectus”) and the “Thornburg Retirement Plan Shares Prospectus” applicable to the registrant’s Class R3, R4, R5 and R6 shares, each dated September 30, 2020, which are components of PEA 133 that reflect changes that we view as substantially different from the analogous portions of the “Thornburg Funds Prospectus” and “Thornburg Retirement Plan Shares Prospectus” each dated February 1, 2020, which are components of PEA 131. In the following summary, we also identify the changes made to the Thornburg Funds Statement of Additional Information dated February 1, 2020 relating to Class A, Class C, Class D and Class I shares which is a component of PEA no. 131 and that are reflected in the Statement of Additional Information dated September 30, 2020 (the “Retail SAI”) which is a component of PEA 133.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

July 30, 2020 Page 2

Prospectuses

1.	Thornburg Low Duration Income Fund. The disclosures for the Thornburg Low Duration Income Fund (“Ultrashort Income Fund”) in the Retail Prospectus reflect changes to the name of the Fund, its advisory fee rate and breakpoint schedule, principal investment strategies, principal investment risks, and benchmark index.

2.	Fee Waivers and Expense Reimbursements. The registrant’s investment advisor will enter into a new contractual undertaking to waive certain fees and reimburse certain expenses of the registrant’s Funds, commencing on September 30, 2020 and continuing through at least September 30, 2021. That undertaking will supersede the current contractual undertaking by the investment advisor on this topic, which commenced February 1, 2020. For most of the registrant’s Funds, the new contractual undertaking will not alter any of the expense information that appears in the Annual Fund Operating Expenses tables in PEAs no. 130 and 131. For the shares of Ultrashort Income Fund, Thornburg Value Fund (“Value Fund”), and Thornburg Core Growth Fund (“Growth Fund”), however, the new contractual undertaking involves a more substantial fee waiver or expense reimbursement than what is described in PEAs no. 130 and 131. Accordingly, the Annual Fund Operating Expenses tables applicable to the shares of Ultrashort Income Fund, Value Fund and Growth Fund have been updated in the Retail and Retirement Prospectuses, as applicable, to reflect the effects of the new contractual undertaking.
3.	Class A Shares Maximum Sales Charges. The amounts in the Retail Prospectus under the sub-caption “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)” under the caption “Shareholder Fees” for the “Fees and Expenses of the Fund” section of each of the Thornburg Short Duration Income Fund (“Short Duration Income Fund”), Thornburg Limited Term Municipal Fund (“Limited Term Municipal Fund”), Thornburg California Limited Term Municipal Fund (“Limited Term California Fund”), Thornburg Limited Term U.S. Government Fund (“Limited Term U.S. Government Fund”), Ultrashort Income Fund, and Thornburg Limited Term Income Fund (“Limited Term Income Fund”) have been revised to reflect higher maximum sales charges for those Funds’ Class A shares.
4.	Class A Shares Average Annual Total Returns. The disclosures under the sub-caption “Average Annual Total Returns” in the Retail Prospectus for each of the Short Duration Income Fund, Limited Term Municipal Fund, Limited Term California Fund, Limited Term U.S. Government Fund, Ultrashort Income Fund, and Limited Term Income Fund have been revised to reflect new maximum sales loads on those Funds’ Class A shares.
5.	Class C2 Shares. The disclosures in the Retail Prospectus for Limited Term Municipal Fund, Thornburg Intermediate Municipal Fund, Limited Term California Fund, Limited Term U.S. Government Fund, and Limited Term Income Fund reflect the addition of new Class C2 shares for each of these Funds.
6.	Information about Class C2 Shares. This portion of the Retail Prospectus is new.
7.	Class C Shares Automatic Conversion. The disclosures in the Retail Prospectus under the caption “Information about Class C shares,” regarding the automatic conversion of Class C shares of each Fund to Class A shares have been revised because the registrant has determined to shorten the requisite holding period to qualify shares for conversion from approximately ten years to approximately eight years.

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

July 30, 2020 Page 3

8.	Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. The “Market and Economic Risks Affecting Equity Securities” risk disclosure in the Retail and Retirement Prospectuses reflects additional disclosure related to COVID-19 public health crisis risks.

9.	Pricing Fund Shares. The registrant has added disclosure under the caption “Pricing Fund Shares” regarding intraday suspension, disruption or closure of the New York Stock Exchange.
10.	Appendix A. Disclosures for “Appendix A – Sales Charge Variations Offered by Financial Intermediaries” in the Retail Prospectus reflect substantial changes. In accordance with IM Guidance Update No. 2016-06, disclosures for additional financial intermediaries have been added to describe certain sales load variations available to customers of those financial intermediaries.

Statement of Additional Information

11.	The substantive changes reflected in the Retail SAI filed as part of PEA 133 are (1) additional disclosures related to the changes to the Ultrashort Income Fund’s principal strategies and principal investment risks, (2) added references and information related to the new Class C2 shares, and (3) revised disclosures regarding Class C shares automatic conversion to Class A shares under the “Additional Information Respecting Purchase and Redemption of Shares” section.

Other Matters

Before PEA no. 133 goes effective, we anticipate filing a further amendment to the registrant’s registration statement to add information that was not included with PEA no. 133 and to make certain non-material revisions.

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law